C21 Investments Announces Q1 Results

$4.4 million in Net Income highlights strong performance

VANCOUVER, June 29, 2021 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced unaudited results for its first quarter ended April 30, 2021. All currency reported in U.S. dollars (unless otherwise noted).

Q1 Highlights (February 1, 2021 to April 30, 2021):

  Revenue of $9.2 million - same store sales in Nevada up 28% over the same period last year, with a record daily revenue run rate of $98,600 per day at the Nevada dispensaries
  Gross Profit of $4.8 million - Gross Margin (BFVA) of 49% with Nevada Operations at 55% (BFVA)
  Operating Cash Flow1  of $2.9 million - up 150% from Q1 2020
  Adjusted EBITDA1 of $2.6 million - 148% higher than Q1 2020
  Net Income of $4.4 million; record Earnings Per Share of $0.04

Management Commentary:

"C21 continues to deliver strong bottom line performance, with Operating Cash Flow for the first quarter up 150% from 2020 and a record of $0.04 in Earnings per Share," said Sonny Newman, President and CEO of C21. "We are excited that the first phase of expansion in our Nevada cultivation facilities is complete and, pending city and state inspections, expect to be operational in the next couple of weeks."

Q1 Financial Highlights:

Revenue for the quarter was $9.2 million, reflecting a record revenue run rate at the Nevada dispensaries of $98,600 per day, up 28% year-over-year. The Nevada operations generated a 55% Gross Margin for the quarter, before fair value adjustments on biological assets, and $3.9 million in Income from Operations.

Gross Profit for the quarter was $4.8 million, with Gross Margin of 49% (before fair value adjustments). The Nevada business generated Gross Margin (BFVA) of 55%, but the overall company Gross Margin was negatively impacted by the cost of goods sold and valuation of biological assets in Oregon. The company delivered $2.6 million of Adjusted EBITDA1 for the quarter, up 148% year-over-year.

Operating Cash Flow1 of $2.9 million (before working capital changes) was reported for the quarter, up 150% from Q1 last year. This cash flow generation enabled C21 to pay down $1.5 million of principle debt, expend $1.3 million of capital on the cultivation buildout, and reduce its Income Tax liability by $0.9 million. Cash Provided by Operating Activities (after working capital changes) was $1.9 million.

C21 reported Income from Operations of $2.5 million for the first quarter, up 310% from the same period last year. SG&A expenses were $1.8 million (19% of revenue), reflecting the continued focus on cost management and operating efficiencies.

1See non-IFRS Measures below for "Adjusted EBITDA", Operating Cash Flow", "After-tax Operating Cash Flow", and "Adjusted Net Income"

The Company reported Net Income of $4.4 million for Q1, or $0.04 Earnings Per Share. This included changes in fair value of derivative liabilities (see MD&A). Excluding the changes in derivative liabilities, Adjusted Net Income1 was $1.7 million for the first quarter or $0.014 earnings per share.

Cash position at end of the first quarter was $6.1 million, down $0.1 million from the prior quarter.  As noted above, the $2.9 million of Operating Cash Flow generated this quarter was used for the cultivation buildout and the paydown of principal debt and income taxes owing.  Total liabilities for Q1 were reduced by $5.7 million from last quarter (see Balance Sheet summary provided).

Subsequent to the quarter, the Company has completed construction on the previously announced first phase of its cultivation expansion and is awaiting city and state inspections, which are scheduled for July 12, 2021.

Non-IFRS Measures:

"Adjusted EBITDA", "Operating Cash Flow", "After Tax Operating Cash Flow", and "Adjusted Net Income" are supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization (excluding rent classified as lease amortization), income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes fair value adjustments, accretion, impairment charges, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA", "After tax operating cash flow", and "Adjusted net income" because management believes these are useful measures for investors when assessing and considering the Company's continuing operations and prospects for the future. Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies. "Adjusted EBITDA", "After tax operating cash flow", and "Adjusted Net Income" are not measures of performance calculated in accordance with IFRS, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with IFRS. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.

1See non-IFRS Measures below for "Adjusted EBITDA", "Operating Cash Flow", "After-tax Operating Cash Flow", and "Adjusted Net Income"

Balance Sheet:

	Q1 FYE 2022	Q4 FYE 2021
	April 30, 2021	January 31, 2021
Assets
Cash	6,124,017	6,237,182
Biological and Inventory	6,972,767	6,758,508
Other current	951,763	2,584,431
Current Assets	14,048,251	15,580,121

Fixed Assets / Goodwill / Intangibles	53,870,254	53,229,388
Total Assets	67,918,505	68,809,509

Liabilities
Accounts payable	2,105,083	2,680,996
Other notes, current lease etc.	3,009,221	3,585,546
Promissory note	6,080,000	6,080,000
Income tax	3,196,303	3,378,299
Current Liabilities	14,390,607	15,724,841

Other	510,845	517,294
Promissory note	6,586,667	8,106,667
Lease Liabilities	9,566,413	9,691,215
Derivative Liability	6,714,269	9,430,991
Total Liabilities	37,768,801	43,471,008

Equity	30,149,704	25,338,501
Total Liabilities and Shareholder's Equity	67,918,505	68,809,509
Working Capital Deficit	(342,356)	(144,720)

Financial Summary:

		Three Months ended April 30
	(US$ 000's)	Q1 FYE 2022	Q1 FYE 2021
Revenue		$ 9,150	$ 8,146
Cost of Sales		4,701	5,237
Gross Profit (before FV adjustments)		4,449	2,909
	GM% (BFVA)	48.6%	35.7%
Gross Profit		4,833	3,238
Total Expenses		2,374	2,643
	SG&A% of Revenue	19.1%	22.6%
Income (Loss) from Operations		2,459	595
Net Income (Loss)		4,371	(1,789)
	Earnings Per Share	0.04	(0.02)
Adjusted EBITDA[1]		2,599	1,047
	EBITDA Margin%	28.4%	12.8%

1See non-IFRS Measures for "Adjusted EBITDA", "Operating Cash Flow", "After-tax Operating Cash Flow", and "Adjusted Net Income"

Adjusted EBITDA:

Three Months ended April 30
	Q1 FYE 2022	Q1 FYE 2021

Income (loss) from operations	$ 2,458,964	$ 594,602

Net impact, fair value on biological assets	(383,996)	(328,946)
Depreciation and amortization	482,610	488,952
Share based compensation	141,716	35,750
Inventory Impairment	-	276,820
Lease interest included in interest expense	(99,951)	(20,540)
Adjusted EBITDA	$ 2,599,343	$ 1,046,638

After-Tax Operating Cash Flow:

		Three months ended April 30
from Statement of Cash Flows:		Q1 FYE 2022	Q1 FYE 2021

Cash Provided by Operating Activities		$ 1,943,406	$ 1,358,284
add back:
Changes in working capital items		961,755	(198,158)
Operating Cash Flow[1]		2,905,161	1,160,126
	OCF Margin%	31.7%	14.2%
Income Tax Expense		(800,897)	(589,990)

After Tax Operating Cash Flow		2,104,264	570,136
	ATOCF Margin%	23.0%	7.0%
ATOCF per average share O/S, $C		$0.02	$0.01

For further inquiries, please contact:

Investor Relations and Media contact:	Company contact:
Mattio Communications	Michael Kidd
c21@mattio.com	Chief Financial Officer and Director
Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Eco Firma Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning in the United States cannabis industry, the Company's ability to continue to drive efficiencies in its operations, divest its Oregon operations, and focus and succeed at cash generation, the Company's ability to scale its existing vertical operations, the ability of the Company's Nevada retail locations to operate at record quarterly run rates, the performance of the Company's operations generally, and specifically its Nevada retail operations, during the pendency of the COVID-19 pandemic, the progress and timing of the Company's Nevada cultivation expansion, the performance of the Company's brands and the continued demand for cannabis products, the ability of the Company to successfully extend its retail footprint and pursue accretive growth, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.